SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G
 (Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(b)

RIOT BLOCKCHAIN, INC.
(F/K/A BIOPTIX, INC.)

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

767292 105
(formerly 09074N101)

(CUSIP Number)

October 10, 2017

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[ x] Rule 13d-1(c)
[ ] Rule 13d-1(d)

CUSIP No. 767292 105

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jonathan Honig
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 639,920 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 639,920 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 639,920 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.51% (based on Based on 6,730,272 shares of common stock outstanding as of October 10, 2017)
12	TYPE OF REPORTING PERSON IN

(1)
Represents (i) 88,000 shares of common stock held by Four Kids Investment Fund LLC (“Four Kids”) and (ii) 551,920 shares of common stock held by Titan Multi-Strategy Fund I, LTD. (“Titan”). Does not include 808,198 shares of common stock issuable upon conversion of Series A Preferred Stock held by Titan which contains a 4.99% beneficial ownership limitation. Jonathan Honig is the Managing Member of Four Kids and the Manager of Titan and, in such capacity, has voting and dispositive power over the securities held by such entities.

CUSIP No. 767292 105

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Four Kids Investment Fund LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 88,000 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 88,000(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 88,000(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.31% (based on Based on 6,730,272 shares of common stock outstanding as of October 10, 2017)
12	TYPE OF REPORTING PERSON* OO

(1)
Represents 88,000 shares of common stock held by Four Kids. Jonathan Honig is the Managing Member of Four Kids and, in such capacity, has voting and dispositive power over the securities held by such entity.

CUSIP No. 767292 105

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Titan Multi-Strategy Fund I, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 551,920 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 551,920 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 551,920 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.20% (based on Based on 6,730,272 shares of common stock outstanding as of October 10, 2017)
12	TYPE OF REPORTING PERSON* OO

(1)
Represents 551,920 shares of common stock held by Titan. Does not include 808,198 shares of common stock issuable upon conversion of Series A Preferred Stock which contains a 4.99% beneficial ownership limitation. Jonathan Honig is the Manager of Titan and, in such capacity, has voting and dispositive power over the securities held by such entity.

Item 1(a).
Name of Issuer:

Riot Blockchain, Inc., a Nevada corporation (“Issuer”).

Item 1(b).
Address of Issuer's Principal Executive Offices:

834-F South Perry Street, Suite 443
Castle Rock, CO 80104

Item 2(a).
Name of Person Filing.

The statement is filed on behalf of Jonathan Honig, Four Kids and Titan (the “Reporting Persons”).

Item 2(b).
Address of Principal Business Office or, if None, Residence.

5825 Windsor Ct., Boca Raton, FL 33496

Item 2(c).
Citizenship.

USA/State of Florida

Item 2(d).
Title of Class of Securities.

Common Stock, no par value.

Item 2(e).
CUSIP Number.

767292 105

Item 3.
Type of Person

Not applicable.

Item 4.
Ownership.

(a)
Amount beneficially owned: 639,920 (1)

(b)
Percent of class: 9.51% (based on Based on 6,730,272 shares of common stock outstanding as of October 10, 2017)

(c)
Number of shares as to which the person has:

(i)
Sole power to vote or to direct the vote: 0
(ii)
Shared power to vote or to direct the vote: 639,920 (1)
(iii)
Sole power to dispose or to direct the disposition of: 0
(iv)
Shared power to dispose or to direct the disposition of: 639,920 (1)

(1)
Represents (i) 88,000 shares of common stock held by Four Kids and (ii) 551,920 shares of common stock held by Titan. Does not include 808,198 shares of common stock issuable upon conversion of Series A Preferred Stock held by Titan which contains a 4.99% beneficial ownership limitation. Jonathan Honig is the Managing Member of Four Kids and the Manager of Titan and, in such capacity, has voting and dispositive power over the securities held by such entities.

Item 5.
Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.
Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.
Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

Not applicable.

Item 8.
Identification and Classification of Members of the Group.

Not applicable.

Item 9.
Notice of Dissolution of Group.

Not applicable.

Item 10.
Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 11, 2017	By:	/s/ Jonathan Honig
Jonathan Honig

Four Kids Investment Fund LLC
Date: October 11, 2017	By:	/s/ Jonathan Honig
Jonathan Honig, Managing Member
Titan Multi-Strategy Fund I, LTD.
Date: October 11, 2017	By:	/s/ Jonathan Honig
Jonathan Honig, Manager